UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Telos Corporation
(Name of Issuer)
12% Cumulative Exchangeable Redeemable Preferred Stock
(Title of Class of Securities)
87969B 20 0
(CUSIP Number)
Timothy G. Ewing
Value Partners, Ltd.
c/o Ewing & Partners
4514 Cole Avenue, Suite 740
Dallas, TX 75205
(214) 522-2100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisiton that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	87969B 20 0

1	NAMES OF REPORTING PERSONS:

Value Partners, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

431,798

	8	SHARED VOTING POWER:

0

	9	SOLE DISPOSITIVE POWER:

431,798

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

431,798

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	87969B 20 0

1	NAMES OF REPORTING PERSONS:

Ewing & Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

431,798

	8	SHARED VOTING POWER:

0

	9	SOLE DISPOSITIVE POWER:

431,798

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

431,798

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	87969B 20 0

1	NAMES OF REPORTING PERSONS:

Ewing Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

431,798

	8	SHARED VOTING POWER:

0

	9	SOLE DISPOSITIVE POWER:

431,798

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

431,798

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

CUSIP No.	87969B 20 0

1	NAMES OF REPORTING PERSONS:

Timothy G. Ewing

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

431,798

	8	SHARED VOTING POWER:

0

	9	SOLE DISPOSITIVE POWER:

431,798

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

431,798

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Amendment No. 12 to Schedule 13D

     This Amendment No. 12 to Schedule 13D is being filed on behalf of Value Partners, Ltd., a Texas limited partnership ("VP"), Ewing & Partners, a Texas general partnership ("E&P"), Ewing Asset Management, LLC, a Texas limited liability company ("EAM") and Timothy G. Ewing (all such persons collectively referred to herein as the "Reporting Persons"), as an amendment to the Statement on Schedule 13D relating to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value per share (the "Exchangeable Preferred Stock"), of Telos Corporation, a Maryland corporation (the "Issuer"), as previously filed with the Securities and Exchange Commission ("SEC") and as amended from time to time (the "Statement").  All defined terms refer to terms defined herein or in the Schedule as previously amended.

     This amendment is being made to disclose the sale of Exchangeable Preferred Stock by Value Partners.

     Items 1, 2 and 5 of the Statement is hereby amended and restated as follows:

Item 1	Security and Issuer

The securities as to which this Schedule 13D ("Schedule") relates are the shares of 12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value per share ("Exchangeable Preferred Stock"), of Telos Corporation, a Maryland corporation (the "Issuer"). The address of the Issuer's principal executive office is 19886 Ashburn Road, Ashburn, Virginia 20147-2358.

Item 2	Identity and Background

(a) This Statement on Schedule 13D, as amended, is filed by (i) Value Partners, Ltd. ("VP"), a Texas limited partnership, (ii) Ewing & Partners (formerly known as Fisher Ewing Partners) ("E&P"), a Texas general partnership and the general partner of VP, (iii) Timothy G. Ewing, a general partner of E&P and (iv) Ewing Asset Management, LLC, a Texas limited liability company ("EAM") and a general partner of E&P. EAM is controlled by Mr. Ewing. Mr. Ewing, E&P, EAM and VP are collectively referred to herein as the "Reporting Persons."

(b) The principal place of business for Mr. Ewing, EAM, E&P and VP is currently 4514 Cole Avenue, Suite 740, Dallas, Texas 75205.

(c) The present principal occupation or employment of Mr. Ewing is managing general partner of E&P and of certain other private investment partnerships, including Endurance Partners L.P. and Endurance Partners (Q.P.) L.P. (the "Endurance Partnerships"). The principal business of EAM is acting as a general partner of E&P and Endurance General Partners, L.P., which is the general partner of the Endurance Partnerships. The principal business of E&P is the management of VP and the Endurance Partnerships. The principal business of VP is investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities.

(d) During the past five years, none of VP, E&P, EAM and Mr. Ewing have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of VP, E&P, EAM and Mr. Ewing have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) VP is a Texas limited partnership. E&P is a Texas general partnership. EAM is a Texas limited liability company.  Mr. Ewing is a U.S. citizen.

Item 5	Interest in Securities of the Issuer

(a) As of the date of this filing the Reporting Persons may be deemed to beneficially own 431,798 shares of Exchangeable Preferred Stock of the Issuer, representing 13.6% of the 3,185,586 outstanding shares of Issuer's Exchangeable Preferred Stock (according to the Issuer's Annual Report on Form 10-K for the year ending December 31, 2010 filed with the SEC on March 31, 2011). The filing of this statement shall not be construed as an admission that any of the Reporting Persons is a beneficial owner of such shares of Issuer's Exchangeable Preferred Stock for purposes of Sections 13(d) and 13(g) under the Securities Exchange Act of 1934 (the "1934 Act") or for any other purpose under any other provision of the 1934 Act or the rules and regulations promulgated thereunder.

(b) VP has the sole power to vote and dispose of the 431,798 shares of Exchangeable Preferred Stock beneficially owned by it. E&P, EAM and Mr. Ewing do not directly own any shares of Exchangeable Preferred Stock of the Issuer.  However, E&P, as general partner of VP, may direct the vote and disposition of the 431,798 shares of Exchangeable Preferred Stock owned by VP. Similarly, Mr. Ewing and EAM, as partners of E&P, may be deemed to have the power to direct the vote and dispostion of the 431,798 shares of Exchangeable Preferred Stock owned by VP.

(c) On April 1, 2011, VP sold 64,519 shares of Issuer's Exchangeable Preferred Stock in an open market transaction at $22.47 per share, net of broker's commission.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Statement.

(e) Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Value Partners, Ltd.
Date: April 4, 2011

By:	Ewing & Partners, as General Partner
By:	Timothy G. Ewing, Managing Partner

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

Ewing & Partners
Date: April 4, 2011

By:	Timothy G. Ewing, Managing Partner

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

Ewing Asset Management, LLC
Date: April 4, 2011

By:	Timothy G. Ewing, Member

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

Timothy G. Ewing
Date: April 4, 2011

By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

POWER OF ATTORNEY
The undersigned does hereby constitute and appoint Stephen J. Nelson, Mary Anne Mayo, Scott M. Dubowsky, Beth N. Lowson and Sean W. McDowell, each of The Nelson Law Firm, LLC, White Plains Plaza, One North Broadway, White Plains, NY 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.
This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 4th day of April, 2011.

By:	/s/ Timothy G. Ewing

Timothy G. Ewing